SENECA BIOPHARMA, INC.

September 22, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Seneca Biopharma, Inc.
Registration Statement on Form S-3
Filed September 16, 2020
File No. 333-248848

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 PM, Eastern Time on September 23, 2020, or as soon thereafter as is practicable.

Sincerely,

Seneca BioPharma, Inc.

/s/ Kenneth Carter

Kenneth Carter

Executive Chairman